Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Karuna Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-239657) on Form S-3 and (No. 333-232521 and No. 333‑237360) on Form S-8 of Karuna Therapeutics, Inc. of our report dated February 25, 2021, with respect to the consolidated balance sheets of Karuna Therapeutics, Inc. and subsidiary as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 10‑K of Karuna Therapeutics, Inc.

/s/ KPMG LLP

Boston, Massachusetts
February 25, 2021